Exhibit 21.

SUBSIDIARY INFORMATION

Registrant Questar Market Resources has the following subsidiaries: Wexpro Company, Questar Exploration and Production Company, Questar Energy Trading Company, Questar Gas Management Company and Questar Employee Services, Inc. Questar Exploration and Production Company is a Texas corporation. The other listed companies are incorporated in Utah.

Questar Exploration and Production Company has two wholly owned subsidiaries: Questar URC Company, a Delaware corporation and Rippy Energy, Inc., a Texas corporation. Questar Exploration and Production Company also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation

Questar Energy Trading Company has two subsidiaries: URC Canyon Creek Compression Company; and Questar Oil and Gas Company.  Both are Utah corporations.